UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-35755

DELTA TECHNOLOGY HOLDINGS LIMITED

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 28, 2016, Delta Technology Holdings Ltd. (the “Company”) held its Annual Meeting of Members for the 2016 fiscal year (the “Annual Meeting”). The following proposals were submitted by the Company’s Board of Directors (the “Board”) to the Company’s members, which were described in the Notice to Members (the “Notice”):

1.	To elect six (6) persons to the Board of Directors of the Company, each to serve until the next annual meeting of members, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal; and

2.	To ratify the appointment of Dominic K.F. Chan & Co (“Dominic Chan”) as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2016.

3.	To conduct a non-binding advisory vote on the Company’s executive compensation; and 4. To conduct a non-binding advisory vote recommending the frequency of advisory votes on executive compensation,

The description of the Notice is qualified in its entirety by reference to the complete text of the Notice, which is being filed here with as Exhibit 99.1 hereto.

All matters voted on at the Annual Meeting were approved and all director nominees were elected as directors.  .

EXHIBIT

Exhibit Number

99.1.	Notice of Annual Meeting of Stockholders, dated June 16, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  July 8, 2016

DELTA TECHNOLOGY HOLDINGS LIMITED

By:	/s/ Xin Chao

Name:	Xin Chao
Title:	Chief Executive Officer